Exhibit 8.1

King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, Georgia 30309-3521 Phone: 404/ 572-4600 Fax: 404/572-5100 www.kslaw.com

September 14, 2010

SunTrust Banks, Inc.

303 Peachtree Street, N.E.

Atlanta, Georgia 30308

Ladies and Gentlemen:

We have acted as counsel to SunTrust Banks, Inc., a Georgia corporation (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission of a Prospectus Supplement dated September 10, 2010 (the “Prospectus Supplement”) relating to the registration of the Company’s Global Medium-Term Notes, Series A (the “Medium-Term Notes”), as supplemented by the Contingent Coupon Note Product Supplement No. CCN-1 dated September 13, 2010 (the “Product Supplement”) relating to the registration of the Company’s contingent coupon notes (the “Contingent Coupon Notes”).

In rendering the opinion set forth below, we have reviewed such matters of law and examined and relied upon original, certified, conformed or photographic copies of such other documents, records, agreements and certificates as we have deemed relevant and necessary as a basis for such opinion. In connection with such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents.

Our opinion set forth below is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial precedents, all as of the date hereof. The foregoing authorities may be repealed, revoked or modified, and any such change may have retroactive effect.

Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth in the Prospectus Supplement and the Product Supplement, we are of the opinion that the statements set forth in the Prospectus Supplement under the caption “United States Federal Taxation” and in the Product Supplement under the caption “Certain U.S. Federal Income Tax Considerations,” to the extent such statements summarize U.S. federal income tax consequences

SunTrust Banks, Inc.

September 14, 2010

of the purchase, beneficial ownership and disposition of the Medium-Term Notes, in the case of the Prospectus Supplement, and the Contingent Coupon Notes, in the case of the Product Supplement, are accurate in all material respects.

We express no opinion herein concerning any law other than the federal income tax law of the United States. Moreover, we note that our opinion is not binding on the Internal Revenue Service or courts, any of which could take a contrary position.

We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Prospectus Supplement and to the use of our name under the caption “United States Federal Taxation” in the Prospectus Supplement.

Very truly yours,

/s/ King & Spalding LLP